FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

2- ‖‖‖‖‖‖ 02041904 ‖‖‖‖‖ -01

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of June 2002

P.E.
6-3-02

333-13576

1— HOLMES FINANCING (No 4) PLC
2 — HOLMES FUNDING LIMITED -01
3 —HOLMES TRUSTEES LIMITED -02

(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .

<u>Holmes Financing No 4 plc</u>

<u>Periodic Report re Holmes Trustees Limited and Holmes Funding Limited</u>
<u>For Period 09 May 2002 to 10 June 2002</u>

All values are in thousands of pounds sterling unless otherwise stated

<u>Mortgage Asset Analysis</u>

<u>Analysis of Mortgage Trust Movements</u>

	Current Period	
	Number	£000's
Brought Forward	281,957	17,603,072
Replenishment	8,625	701,936
Repurchased	(8,355)	(472,489)
Redemptions	(7,118)	(508,741)
Losses	(3)	0
Other Movements	0	0
Carried Forward	278,106	17,323,778

	Cumulative	
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	291,957	19,892,106
Repurchased	(57,029)	(3,929,751)
Redemptions	(71,936)	(5,037,573)
Losses	(75)	(218)
Other Movements	0	0
Carried Forward	278,106	17,323,778

Annualised 1 Month CPR	91.30%	**(including
Annualised 3 Month CPR	32.35%	redemptions and
Annualised 12 Month CPR	43.95%	repurchases)

** The annualised CPR's are expressed as a percentage of the
outstanding balance at the end of the period

<u>Asset Profiles</u>
Weighted Average Seasoning	40.44	
Weighted Average Loan size	£62,291.55	
Weighted Average LTV	78.71%	*** (see below)
Weighted Average Remaining Term	18.96	

Product Type Analysis	£000's	%
Variable Rate	11,601,734	66.97%
Fixed Rate	5,722,044	33.03%
Tracker Rate	0	0.00%
Flexible Mortgages	0	0.00%
	17,323,778	100.00%

<u>Mortgage Standard Variable Rate</u>
| Effective Date | Rate |
| 01 December 2001 | 6.10% |

<u>Geographic Analysis</u>
Region	Number	£000's	%
East Anglia	10,717	591,307	3.41%
East Midlands	14,657	764,584	4.41%
Greater London	53,306	4,139,430	23.89%
North West	13,161	606,551	3.50%
North	33,252	1,635,199	9.44%
South East	78,383	5,565,234	32.12%
South West	21,986	1,295,550	7.48%
Wales	14,175	657,831	3.80%
West Midlands	18,335	388,998	5.71%
Yorkshire and Humberside	19,918	924,279	5.34%
Unknown	2,216	153,794	0.89%
Total	278,106	17,323,778	100.00%

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 May 2002 to 10 June 2002

All values are in thousands of pounds sterling unless otherwise stated

Original LTV Bands

Range	Number	£000's	%
0.00 - 25.00	4,019	160,321	0.93%
25.01 - 50.00	27,504	1,402,037	8.09%
50.01 - 75.00	69,240	4,587,244	26.48%
75.01 - 80.00	14,347	989,856	5.71%
80.01 - 85.00	18,133	1,281,331	7.40%
85.01 - 90.00	40,312	2,937,194	16.95%
90.01 - 95.00	104,453	5,965,975	34.44%
Total	278,108	17,323,778	100.00%

*** The balance is the current outstanding balance on the account
including accrued interest. The LTV is that at origination and
excludes any capitalised high loan to value fees, valuation fees
or booking fees.

Arrears

Band	Number	Principal	Overdue	%
Current	271,383	16,962,585	(2,694)	97.92%
1.00 - 1.99 months	4,426	234,661	2,010	1.35%
2.00 - 2.99 months	1,059	61,006	897	0.35%
3.00 - 3.99 months	470	25,608	542	0.15%
4.00 - 4.99 months	278	14,882	423	0.09%
5.00 - 5.99 months	188	8,647	298	0.05%
6.00 - 11.99 months	274	13,579	653	0.08%
12 months and over	34	1,342	163	0.01%
Properties in Possession	36	1,468	35	0.01%
Total	278,108	17,323,775	2,385	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount (which is
the difference between the expected monthly repayments and the
amount that has actually been paid, i.e. a total of under and/or
over payments) divided by the monthly amount repayable. It is
recalculated every time the arrears amount changes, i.e. on the
date when a payment is due.

Shares of Trust last Distribution Date (10 June 2002)

	£000's	%
Funding Share	10,918,375	63.02537%
Seller Share	6,405,403	36.97463%
	17,323,778	100.00000%

Minimum Seller Share	692,788	4.00%

Cash Accumulation Ledger

	£000's
Brought Forward	633,472
Additional Amounts Accumulated	421,668
Payment of Notes	0
Carried Forward	1,055,140

Excess Spread

Quarter to 15/4/2002	0.5414%
Quarter to 15/1/2002	0.5487%
Quarter to 15/10/2001	0.4631%

Reserve Funds

	First Reserve	Second Reserve
Balance as at 15/4/2002	£154,309,742.00	£19,000,000.00
Percentage of Notes	1.41%	0.17%

<u>Holmes Financing No 4 plc</u>

<u>Periodic Report to Holmes Trustees Limited and Holmes Funding Limited</u>
<u>For Period 00 May 2002 to 10 June 2002</u>

All values are in thousands of pounds sterling unless otherwise stated
<u>Properties in Possession</u>

<u>Stock</u>

	Current Period	
	Number	£000's
Brought Forward	32	1,137
Repossessed in Period	18	930
Sold in Period	(12)	(504)
Carried Forward	38	1,563

	Cumulative	
	Number	£000's
Repossessed to date	137	6,231
Sold to date	(99)	(4,668)
Carried Forward	38	1,563

<u>Repossession Sales Information</u>
Average time Possession to Sale   A3 Days
Average arrears at time of Sale   £3,102.00

<u>MIG Claim Status</u>

	Number	£000's
MIG Claims made	60	496
MIG Claims outstanding	9	71

Average time claim to payment   26

<u>Trigger Events</u>
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £10 billion

Page 3 of 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No4) PLC

Dated 14ᵗʰ June, 2002

By _____

P J Lott (Authorised Signatory)